UNITED STATES

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington D.C. 20549

                                         FORM N-8A

         NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
                              INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that ir registers under and persuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information
         _____________________________________________________________________

         Name: Antonio Giovanucci Et Cie LLC

         Address: 1942 Broadway Street, Suite 314C, Boulder Colorado, 80302

         Telephone: (876)534-0975

         Name and address of agent for service of process:
         George Reid, 1942 Broadwayn Street, Suite 314C
         Boulder Colorado, 80302

         Check Appropriate Box:

         Registrant is filing a Registration State pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ ] NO [X]
         =====================================================================

         Item 1 Exact Name of Registrant:

         The exact name of the registrant is Antonio Giovanucci Et Cie LLC


         Item 2 Name of state under the laws if which registrant is organized or created and the date of such organization or creation:

         Antonio Giovanucci Et Cie LLC is incorporated under the laws of the State of Colorado. Antonio Giovanucci was formed on Novenver 10 2015.


         Item 3 Form of registration of registrant:

         Antonio Giovanucci Et Cie is organized as a Limited Liability Company


         Item 4 Classificaion odf registrant:

         Antonio Giovanucci Et Cie LLC is classified as a Face Amount Certificate Company as defined by Section 2(a)(13) of the Investment Companies Act 1940


         Item 5 If registrant is a management company:
         (a) State whether Registrant is a close-end company or an open-end company

         NOT APPLICABLE

         (b) State whether registrant is registering as a diversified company or non-diversified company

         NOT APPLICABLE


         Item 6 Name and address of each adviser of registrant:

         NOT APPLICABLE


         Item 7 If registrant is an incorporated investment company having a board of directors, state the name and address of each of each officer and director of the registrant:

         Mr George Reid is the chairman of Antonio Giovanucci Et Cie LLC. Mr Reid is currently the only directtor.


         Item 8 If registrant is an unincorporated investment company not having a board of directors:

         (a) state the name and address of each sponsor of the registrant

         NOT APPLICABLE

         (b) state the name and address of each officer and director of each sponsor of the registrant

         NOT APPLICABLE

         (c) state the name and address of each trusteee and each custodian of the registrant

         NOT APPLICABLE


         Item 9 State whether registrant is currently issuing and offering its securities directly to the public (yes or no)

         NO

         (b) if registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

         NOT APPLICABLE

         (c) if the answer to 9(a) is NO and the answer to 9(b) is NOT APPLICABLE state whether registrant presently proposes to make a public offering of its securities (yes or no)

         NO

         (d) state whether registrant has any securities currently issued and outstanding (yes or no)

         NO

         (e) If the answer to Item 9(d) is yes, state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

         NOT APPLICABLE


         Item 10 State the current value of the Registrant's total assets:

         Three trillion Euro in structured products as valued under IAS 38 for intangible assets as well as IFRS 9 and IFRS 13 for financial instruments at fair value. Structured products developed as IP under the Uniform Trade Secrets Act, defend Trade Secets Act, Economic Espionage Act, European Union Union Trade Secrets Directive, and
         UK Common Law as laid down by the Court of Appeal in England and Wales (Saltman Engineering co Ltd v Campbell Engineering Ltd) as well as (Coco v A.N. Clark Engineers Ltd).


         Item 11 State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958

         NO


         Item 12 Attach as an exhibit a copy of the registrant's last reular periodic report to its securityholders if any:

         NOT APPLICABLE




                                  Signatures

Pursuant to the requirements of the Invesytment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Boulder and State of Colorado on the 17th day of December 2020.


Antonio Giovanucci Et Cie LLC

By /S/ George reid

George Reid, Chairman